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March 30, 2021	www.lw.com

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CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-4 for Nexters Inc.

Ladies and Gentlemen:

On behalf of Nexters Inc., a business company incorporated in the British Virgin Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-4 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its annual financial statements as of and for the year ended December 31, 2018 as well as unaudited interim financial information as of and for the period ended June 30, 2020, which would be required under Item 8.A.5 of Form 20-F, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering. The Company undertakes to include audited financial statements as of and for the period ended December 31, 2020 upon their availability, in an amended draft of the Registration Statement to be submitted for review by the Staff. The Company anticipates including such financial statements in the next amended draft of the Registration Statement submitted in response to the Staff’s comments.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820).  A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA.  We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

If you have any questions with respect to this confidential submission, please call me at (405) 933-4988.

Best regards,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosure

cc:                                Andrey Fadeev, Nexters Inc.

Ryan Maierson, Latham & Watkins LLP